6600 Decarie Blvd., Suite 220

Montreal, Quebec H3X 2K4

(514) 737-7277

FAX: (514) 737-1854

August 24, 2011

VIA EMAIL

Mr. William H. Demarest IV

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

demarestW@SEC.GOV

Re: Vican Resources, Inc.

Form 8-K filed July 19, 2011 and Form 8-K/A filed August 22, 2011

File No. 0-51210

Dear Mr. Demarest:

We received your email dated August 22, 2011 in respect of our initial and amended Current Report on Form 8-K filed by Vican Resources, Inc. (hereafter, the “Company”) with the Securities and Exchange Commission. This letter is intended to respond to your comments and we have reproduced your comments herein with our responses immediately below.

Item 4.01

1.      COMMENT. Please amend your Form 8-K to include all of the information required by Item 304 of Regulation S-K. The disclosure should indicate whether the board of directors recommended or approved the decision to change accountants.

RESPONSE: We have included all information required by Item 304 of Regulation S-K. Specifically, we have included disclosure concerning approval of the change of auditors by the Company’s Board of Directors.

2. COMMENT. Please obtain and file a revised Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE: We have obtained and have filed a revised Exhibit 16 from the Company’s former accountant stating whether the accountant agrees with the statements made in our revised Form 8-K.

Requested Disclosure

COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

(i)     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me via email at the address previously used in your comment to our initial filings.

Sincerely,

VICAN RESOURCES, INC.

/s/ Lorne Kalisky________________

Lorne Kalisky, Chief Executive Officer